Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2024 Financial Results

SINGAPORE, February 24, 2025 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the fourth quarter and full year of 2024.

Key Highlights for the Fourth Quarter and Full Year of 2024

•	International businesses experienced robust growth across all segments in the fourth quarter of 2024

•	Outbound hotel and air ticket bookings have recovered to more than 120% of the pre-COVID level for the same period in 2019.

•	Air ticket and hotel bookings on our international OTA platform increased by over 70% year-over-year.

•	Inbound travel bookings surged by more than 100% year-over-year.

•	The Company delivered solid financial results in the fourth quarter of 2024

•	Net revenue for the fourth quarter was RMB12.7 billion (US$1.7 billion), representing a year-over-year growth of 23%.

•	Net income for the fourth quarter was RMB2.2 billion (US$300 million), compared to RMB1.3 billion for the same period in 2023.

•	Adjusted EBITDA for the fourth quarter was RMB3.0 billion (US$408 million), an improvement from RMB2.9 billion for the same period last year.

“The travel market has shown remarkable resilience in 2024, driven by travelers’ growing desire for exploration and cultural experiences,” said James Liang, Executive Chairman. “We are committed to investing in AI and promoting inbound travel to foster innovation and enhance the overall travel experience. We anticipate another year of growth and success within the industry.”

“We achieved solid results across market segments over the past year,” said Jane Sun, Chief Executive Officer. “With a promising market outlook, we are well-positioned to deliver outstanding travel services globally. We are confident in our ability to create value for users and succeeding with business partners through new initiatives. Together, we strive for win-win outcomes and contribute to global economic growth.”

Fourth Quarter and Full Year of 2024 Financial Results and Business Updates

For the fourth quarter of 2024, Trip.com Group reported net revenue of RMB12.7 billion (US$1.7 billion), representing a 23% increase from the same period in 2023, primarily driven by stronger travel demand. Net revenue for the fourth quarter of 2024 decreased by 20% from the previous quarter, primarily due to seasonality.

For the full year of 2024, net revenue was RMB53.3 billion (US$7.3 billion), representing a 20% increase from 2023.

Accommodation reservation revenue for the fourth quarter of 2024 was RMB5.2 billion (US$709 million), representing a 33% increase from the same period in 2023, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the fourth quarter of 2024 decreased by 24% from the previous quarter, primarily due to seasonality.

For the full year of 2024, accommodation reservation revenue was RMB21.6 billion (US$3.0 billion), representing a 25% increase from 2023. The accommodation reservation revenue accounted for 40% of the total revenue in 2024 and 39% of the total revenue in 2023.

Transportation ticketing revenue for the fourth quarter of 2024 was RMB4.8 billion (US$655 million), representing a 16% increase from the same period in 2023, primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the fourth quarter of 2024 decreased by 15% from the previous quarter, primarily due to seasonality.

For the full year of 2024, transportation ticketing revenue was RMB20.3 billion (US$2.8 billion), representing a 10% increase from 2023. The transportation ticketing revenue accounted for 38% of the total revenue in 2024 and 41% of the total revenue in 2023.

Packaged-tour revenue for the fourth quarter of 2024 was RMB870 million (US$119 million), representing a 24% increase from the same period in 2023, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the fourth quarter of 2024 decreased by 44% from the previous quarter, primarily due to seasonality.

For the full year of 2024, packaged-tour revenue was RMB4.3 billion (US$594 million), representing a 38% increase from 2023. The packaged-tour revenue accounted for 8% of the total revenue in 2024 and 7% of the total revenue in 2023.

Corporate travel revenue for the fourth quarter of 2024 was RMB702 million (US$96 million), representing an 11% increase from the same period in 2023 and a 7% increase from the previous quarter, primarily driven by an increase in corporate travel reservations.

For the full year of 2024, corporate travel revenue was RMB2.5 billion (US$343 million), representing an 11% increase from 2023. The corporate travel revenue accounted for 5% of the total revenue both in 2024 and 2023.

Cost of revenue for the fourth quarter of 2024 increased by 31% to RMB2.6 billion (US$362 million) from the same period in 2023 and decreased by 6% from the previous quarter, which was generally in line with the fluctuations in net revenue from the respective periods. Cost of revenue as a percentage of net revenue was 21% for the fourth quarter of 2024.

For the full year of 2024, cost of revenue was RMB10.0 billion (US$1.4 billion), representing a 23% increase from 2023. Cost of revenue as a percentage of net revenue was 19% in 2024.

Product development expenses for the fourth quarter of 2024 increased by 16% to RMB3.4 billion (US$465 million) from the same period in 2023 and decreased by 7% from the previous quarter, primarily due to the fluctuations in product development personnel related expenses. Product development expenses as a percentage of net revenue were 27% for the fourth quarter of 2024.

For the full year of 2024, product development expenses increased by 8% to RMB13.1 billion (US$1.8 billion) from 2023. Product development expenses as a percentage of net revenue were 25% in 2024.

Sales and marketing expenses for the fourth quarter of 2024 increased by 45% to RMB3.4 billion (US$462 million) from the same period in 2023, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses for the fourth quarter of 2024 was flat compared to the previous quarter. Sales and marketing expenses as a percentage of net revenue were 26% for the fourth quarter of 2024.

For the full year of 2024, sales and marketing expenses increased by 29% to RMB11.9 billion (US$1.6 billion) from 2023. Sales and marketing expenses as a percentage of net revenue were 22% in 2024.

General and administrative expenses for the fourth quarter of 2024 increased by 19% to RMB1.0 billion (US$142 million) from the same period in 2023, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses for the fourth quarter of 2024 decreased by 1% from the previous quarter. General and administrative expenses as a percentage of net revenue were 8% for the fourth quarter of 2024.

For the full year of 2024, general and administrative expenses increased by 9% to RMB4.1 billion (US$560 million) from 2023. General and administrative expenses as a percentage of net revenue were 8% in 2024.

Income tax expense for the fourth quarter of 2024 was RMB526 million (US$72 million), compared to RMB399 million for the same period in 2023 and RMB721 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

For the full year of 2024, income tax expense was RMB2.6 billion (US$357 million), compared to RMB1.8 billion in 2023.

Net income for the fourth quarter of 2024 was RMB2.2 billion (US$300 million), compared to RMB1.3 billion for the same period in 2023 and RMB6.8 billion for the previous quarter. Adjusted EBITDA for the fourth quarter of 2024 was RMB3.0 billion (US$408 million), compared to RMB2.9 billion for the same period in 2023 and RMB5.7 billion for the previous quarter.

For the full year of 2024, net income was RMB17.2 billion (US$2.4 billion), compared to RMB10.0 billion in 2023.

Net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2024 was RMB2.2 billion (US$295 million), compared to RMB1.3 billion for the same period in 2023 and RMB6.8 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2024 was RMB3.0 billion (US$416 million), compared to RMB2.7 billion for the same period in 2023 and RMB6.0 billion for the previous quarter.

For the full year of 2024, net income attributable to Trip.com Group’s shareholders was RMB17.1 billion (US$2.3 billion), compared to RMB9.9 billion in 2023. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB18.0 billion (US$2.5 billion) in 2024, compared to RMB13.1 billion in 2023.

Diluted earnings per ordinary share and per ADS was RMB3.09 (US$0.42) for the fourth quarter of 2024. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB4.35 (US$0.60) for the fourth quarter of 2024. Each ADS currently represents one ordinary share of the Company.

For the full year of 2024, diluted earnings per share and per ADS was RMB24.78 (US$3.39). Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per share and per ADS was RMB26.20 (US$3.59).

As of December 31, 2024, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB90.0 billion (US$12.3 billion).

Recent Development

As part of our ongoing commitment to delivering value to our shareholders and ADS holders and in line with our regular capital return policy, the Company’s board of directors has authorized to undertake new capital return measures in 2025, consisting of (i) a share repurchase program under which the Company is authorized and approved to, from time to time, acquire up to an aggregate of US$400 million of its ordinary shares and/or ADSs, and (ii) an ordinary cash dividend for the financial year of 2024 totaling approximately US$200 million. The cash dividend will be US$0.30 per ordinary share or per ADS, payable to holders of ordinary shares and ADSs of record as of the close of business on March 17, 2025, Hong Kong time and New York time, respectively. Dividends to holders of ordinary shares are expected to be paid on or around March 27, 2025. Dividends to holders of ADSs are expected to be paid on or around April 4, 2025, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM on February 24, 2025, U.S. Eastern Time (or 8:00 AM on February 25, 2025, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI464e7cf662634c26ab00fc2284233a50.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2023 RMB (million)	December 31, 2024 RMB (million)	December 31, 2024 USD (million)

ASSETS
Current assets:
Cash, cash equivalents and restricted cash	43,983	51,093	7,000
Short-term investments	17,748	28,475	3,900
Accounts receivable, net	11,410	12,459	1,707
Prepayments and other current assets	15,591	20,093	2,753
Total current assets	88,732	112,120	15,360
Property, equipment and software	5,142	5,053	692
Intangible assets and land use rights	12,644	12,840	1,759
Right-of-use asset	641	755	103
Investments (Includes held to maturity time deposit and financial products of RMB15,530 million and RMB10,453 million as of December 31,2023 and December 31, 2024, respectively)	49,342	47,194	6,466
Goodwill	59,372	60,911	8,345
Other long-term assets	688	454	62
Deferred tax asset	2,576	3,254	446
Total assets	219,137	242,581	33,233
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	25,857	19,433	2,662
Accounts payable	16,459	16,578	2,271
Advances from customers	13,380	18,029	2,470
Other current liabilities	16,715	19,970	2,736
Total current liabilities	72,411	74,010	10,139
Deferred tax liability	3,825	4,098	561
Long-term debt	19,099	20,134	2,758
Long-term lease liability	477	561	77
Other long-term liabilities	319	296	41
Total liabilities	96,131	99,099	13,576
MEZZANINE EQUITY	—	743	102
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	122,184	141,807	19,427
Non-controlling interests	822	932	128
Total shareholders’ equity	123,006	142,739	19,555
Total liabilities, mezzanine equity and shareholders’ equity	219,137	242,581	33,233

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Three Months Ended				Year Ended
	December 31, 2023 RMB (million)	September 30, 2024 RMB (million)	December 31, 2024 RMB (million)	December 31, 2024 USD (million)	December 31, 2023 RMB (million)	December 31, 2024 RMB (million)	December 31, 2024 USD (million)

Revenue:
Accommodation reservation	3,903	6,802	5,178	709	17,257	21,612	2,961
Transportation ticketing	4,106	5,650	4,780	655	18,443	20,301	2,781
Packaged-tour	704	1,558	870	119	3,140	4,336	594
Corporate travel	634	656	702	96	2,254	2,502	343
Others	991	1,234	1,238	170	3,468	4,626	634
Total revenue	10,338	15,900	12,768	1,749	44,562	53,377	7,313
Less: Sales tax and surcharges	(13)	(27)	(24)	(3)	(52)	(83)	(11)
Net revenue	10,325	15,873	12,744	1,746	44,510	53,294	7,302
Cost of revenue	(2,010)	(2,800)	(2,640)	(362)	(8,121)	(9,990)	(1,368)
Gross profit	8,315	13,073	10,104	1,384	36,389	43,304	5,934
Operating expenses:
Product development *	(2,916)	(3,640)	(3,397)	(465)	(12,120)	(13,139)	(1,800)
Sales and marketing *	(2,333)	(3,382)	(3,373)	(462)	(9,202)	(11,902)	(1,631)
General and administrative *	(869)	(1,045)	(1,033)	(142)	(3,743)	(4,086)	(560)
Total operating expenses	(6,118)	(8,067)	(7,803)	(1,069)	(25,065)	(29,127)	(3,991)
Income from operations	2,197	5,006	2,301	315	11,324	14,177	1,943
Interest income	593	598	517	71	2,090	2,341	321
Interest expense	(497)	(399)	(323)	(44)	(2,067)	(1,735)	(238)
Other (expense)/income	(903)	1,781	(137)	(19)	(667)	2,220	304
Income before income tax expense and equity in income of affiliates	1,390	6,986	2,358	323	10,680	17,003	2,330
Income tax expense	(399)	(721)	(526)	(72)	(1,750)	(2,604)	(357)
Equity in income of affiliates	351	558	359	49	1,072	2,828	387
Net income	1,342	6,823	2,191	300	10,002	17,227	2,360
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(45)	(58)	(34)	(5)	(84)	(160)	(22)
Net income attributable to Trip.com Group Limited	1,297	6,765	2,157	295	9,918	17,067	2,338
Earnings per ordinary share
- Basic	1.99	10.37	3.28	0.45	15.19	26.10	3.58
- Diluted	1.94	9.93	3.09	0.42	14.78	24.78	3.39
Earnings per ADS
- Basic	1.99	10.37	3.28	0.45	15.19	26.10	3.58
- Diluted	1.94	9.93	3.09	0.42	14.78	24.78	3.39
Weighted average ordinary shares outstanding
- Basic	652,033,082	652,719,801	656,190,044	656,190,044	652,859,211	654,035,399	654,035,399
- Diluted	668,332,395	681,411,847	698,171,269	698,171,269	671,062,240	688,704,882	688,704,882
* Share-based compensation included in Operating expenses above is as follows:
Product development	215	221	219	30	870	976	134
Sales and marketing	39	38	40	6	158	171	24
General and administrative	196	200	200	27	806	895	123

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Year Ended
	December 31, 2023 RMB (million)	September 30, 2024 RMB (million)	December 31, 2024 RMB (million)	December 31, 2024 USD (million)	December 31, 2023 RMB (million)	December 31, 2024 RMB (million)	December 31, 2024 USD (million)

Net income	1,342	6,823	2,191	300	10,002	17,227	2,360
Less: Interest income	(593)	(598)	(517)	(71)	(2,090)	(2,341)	(321)
Add: Interest expense	497	399	323	44	2,067	1,735	238
Add: Other expense/(income)	903	(1,781)	137	19	667	(2,220)	(304)
Add: Income tax expense	399	721	526	72	1,750	2,604	357
Less: Equity in income of affiliates	(351)	(558)	(359)	(49)	(1,072)	(2,828)	(387)
Income from operations	2,197	5,006	2,301	315	11,324	14,177	1,943
Add: Share-based compensation	450	459	459	63	1,834	2,042	281
Add: Depreciation and amortization	208	215	220	30	817	851	117
Adjusted EBITDA	2,855	5,680	2,980	408	13,975	17,070	2,341
Adjusted EBITDA margin	28%	36%	23%	23%	31%	32%	32%
Net income attributable to Trip.com Group Limited	1,297	6,765	2,157	295	9,918	17,067	2,338
Add: Share-based compensation	450	459	459	63	1,834	2,042	281
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	989	(1,276)	438	60	1,507	(1,082)	(148)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(61)	15	(16)	(2)	(188)	14	2
Non-GAAP net income attributable to Trip.com Group Limited	2,675	5,963	3,038	416	13,071	18,041	2,473
Weighted average ordinary shares outstanding- Diluted-non GAAP	668,332,395	681,411,847	698,171,269	698,171,269	671,062,240	688,704,882	688,704,882
Non-GAAP Diluted income per share	4.00	8.75	4.35	0.60	19.48	26.20	3.59
Non-GAAP Diluted income per ADS	4.00	8.75	4.35	0.60	19.48	26.20	3.59

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.2993 on December 31, 2024 published by the Federal Reserve Board.